Mail Stop 3561

June 16, 2009

Michael J. Levitt, Chairman of the Board of Directors
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

  Re: **Alternative Asset Management Acquisition Corp.**
    Preliminary Proxy Statement on Schedule 14A
    Filed June 1, 2009
    File No. 001-33629

    Great American Group, Inc.
    Registration Statement on Form S-4
    Filed June 1, 2009
    File No. 333-159644

Dear Mr. Levitt:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. Your disclosure regarding the relationship between the approval of the Warrant Redemption Proposal and the approval of the Acquisition Proposal appears to be

inconsistent. We note the following which are examples only and not intended as an exhaustive list:

- The last sentence of the second full paragraph of your letter to warrantholders and the third paragraph on page 20 suggest that the Acquisition Proposal may be consummated regardless of whether the Warrant Redemption Proposal is approved.

- The second full paragraph on page 3, the first full paragraph on page 8, the first full paragraph on page 69 and the fourth paragraph on page 85 all indicate that the approval of the Warrant Redemption Proposal is a condition to presenting the Acquisition Proposal to shareholders.

- The first paragraph under the subheading "Warrantholder Proposals" on page 4 indicates that approval of the Acquisition Proposal is a condition to presenting the Warrant Redemption Proposal.

Please revise your filing as appropriate to accurately and consistently reflect the relationships between your proposals.

2. In this regard, the second paragraph on page 1 suggests that you may amend the Acquisition Proposal structure if the Warrant Redemption Proposal is not approved. We note that this same disclosure appears in several places throughout your filing, but it does not appear that you provide further details with respect to how you would amend the Acquisition Proposal structure. Please revise all applicable disclosure throughout your document to clearly describe any amendments to the Acquisition Proposal structure that you intend to make in the event that the Warrant Redemption Proposal is not approved.

Questions and Answers About the Proposals for AAMAC Warrantholders and…, page 1

Q. Why am I receiving this proxy statement/prospectus?, page 1

3. It does not appear that you identify the AAMAC sponsors as indicated in the first sentence of the third paragraph on page 1. Please revise or advise us where in your filing you have identified AAMAC's sponsors.

Q. If my shares or warrants are held in "street name," will my broker, bank…, page 16

4. Please revise this disclosure here and in other appropriate locations in your document to explain which of your matters are non-discretionary vs. discretionary so that shareholders and warrantholders can appreciate the import of these designations.

The Acquisition Proposal (Page 74), page 19

Board of Directors of the Company (Page 90), page 21

5. We note your disclosure here and elsewhere in your document that Great American
    Group, LLC will have the right to nominate four individuals to the Great American
    Group, Inc.'s board of directors and you will have the right to nominate three
    individuals. In light of this disclosure relating to the Charter Amendment Proposal,
    please revise your disclosure to explain how you will continue to control a majority of
    the Great American Group, Inc.'s governing body considering that you only have the
    right to nominate a minority of the board.

Reasons for the Acquisition (page 77), page 23

6. We note your disclosure of the positive factors that AAMAC's board of directors
    considered regarding the Acquisition Proposal under this heading and under the
    heading entitled "AAMAC's Board of Directors' Reasons for the Approval of the
    Acquisition" on page 77. Please balance the disclosure here and on page 77 of these
    positive factors with a succinct summary of the probable risks related to the
    Acquisition Proposal.

Selected Historical Financial Information of AAMAC, page 32

7. We note your balance sheet data as of March 31, 2009 is not labeled as unaudited
    while the narrative above the table indicates such information was derived from
    unaudited financial statements. Please clarify and revise your information as
    necessary.

8. Please provide historical and pro forma per share data as required by Item 14.7(b)(10)
    of Schedule 14A or tell us why it is not appropriate for you to do so. The pro forma
    data should reflect historical and pro forma per share data of AAMAC and equivalent
    pro forma per share data of the acquiring entity assuming minimum and maximum
    number of shares is redeemed. The per share data should include book value and
    income (loss) per share from continuing operations.

Proposals to be Considered by AAMAC Stockholders, page 72

9. We note in the introductory paragraph of this section that your statements that the
    disclosure in this section is qualified by the annexes and the Purchase Agreement.
    Please confirm, if true, that you have discussed all the material terms of the annexes
    and the Purchase Agreement in this section. If not, please revise your disclosure to
    do so.

The Charter Amendment Proposal, page 72

10. Please discuss in greater detail here and throughout your document, as appropriate, how the Acquisition Proposal "will substantively meet the criteria for AAMAC's business combination" even though the manner in which the Acquisition Proposal is structured may cause it to fail to qualify as a business combination pursuant to AAMAC's amended and restated certificate of incorporation.

The Acquisition Proposal, page 74

Background of the Acquisition, page 75

11. Please revise to more clearly identify each meeting and person in attendance at each meeting. For example, where you state that "representatives" of certain entities, such as AAMAC, Great American Group, LLC or Stone Tower Capital LLC, performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. As another example, please disclose the "parties and their respective representatives" who participated in the various meetings and conference calls from April 10, 2009 to May 14, 2009.

12. In the sixth and seventh paragraphs on page 75 you state that you compiled a database of over 400 potential acquisition targets, considered 150 potential acquisition targets, participated in discussions with representatives of over 50 potential acquisition targets and entered into non-disclosure agreements with 13 potential acquisition targets. Please expand your disclosure to discuss the factors you considered and analysis you conducted in narrowing each grouping of potential acquisition targets.

13. Please disclose whether Great American Group, LLC was included in any of the groupings of potential acquisition targets you set forth in the last two paragraphs on page 75. If so, please revise your disclosure to discuss how this affects your Finder's Agreement with John Ahn, if at all.

14. We note your statement in the first paragraph on page 76 that you entered into a letter of intent or definitive agreement with Halycon. We further note that you filed a Form 8-K on June 23, 2008 disclosing that you terminated your purchase agreement with Halycon as of that date. Please revise your disclosure to provide more information regarding a brief description of the material circumstances surrounding this termination.

15. We note your disclosure in the second paragraph on page 76 that you entered into a Finder's Agreement with John Ahn, a representative of B. Riley & Co., and that Mr.

Ahn identified Great American Group, LLC as a potential business combination candidate. Please revise your disclosure as follows:

- Provide the material terms of the Finder's Agreement with Mr. Ahn;

- Describe the role of Phillip Ahn and Stone Tower Capital LLC in identifying Great American Group, LLC as a potential business combination candidate; and

- In light of your disclosure in the last paragraph on page 76 that B. Riley & Co. also served as a co-advisor to Great American Group, LLC, please disclose any analysis you conducted and conclusions you reached in relation to B. Riley & Co. representing both you and Great American Group, LLC in relation to the proposed transaction.

16. We note your disclosure on page 76 that Financo, Inc. participated in a meeting on March 3, 2009. We further note the second to last paragraph on page 76 stating that you engaged Financo on March 6, 2009. As it appears you had not yet engaged Financo as your advisor, please revise your disclosure to provide the capacity in which Financo represented you on March 3, 2009.

17. Please discuss the reason or reasons you amended the Purchase Agreement on May 29, 2009, disclose the amendments to the original Purchase Agreement and describe the circumstances leading to that amendment.

AAMAC's Board of Directors' Reasons for Approval of the Acquisition, page 77

18. We note your disclosure on pages 77 and 78 setting forth the factors your board considered in relation to the Acquisition Proposal. In light of your disclosure at the bottom of page 75 regarding your identification of numerous potential acquisition targets, please expand your disclosure to discuss whether your board considered any comparable potential acquisition targets in analyzing the Acquisition Proposal of Great American Group, LLC, and if so, provide a summary of the results of that analysis.

19. In this section, please ensure that each factor you cite contains adequate detail to place it in context. It is important that stockholders understand why the board chose to pursue this transaction. Therefore, please expand the discussion of favorable factors to provide a meaningful disclosure of the board's consideration of each factor. In this regard, please describe in specific terms what it was about each factor that supports the board's decision. For example, please explain further the opportunities to grow existing revenue streams and create new revenue streams associated with Great American Group, LLC that the board considered. As another example, please

describe the experience of Great American Group, LLC's management in creating new strategies, developing collaborative arrangements and investing in businesses.

20. We note that Financo, Inc.'s fairness opinion was one of the factors considered by the board in approving the proposed transaction. Therefore, please relocate the summary of the Financo analysis from page 97 to this section of the proxy statement.

Actions That May Be Taken to Secure Approval of AAMAC's Stockholders, page 79

21. We note your statement in the first sentence of the fourth paragraph on page 80 that common stock purchased by AAMAC will not be considered outstanding for purposes of the Special Meeting and, therefore, will not be permitted to vote at the Special Meeting. In light of this statement, please expand your disclosure in the last sentence in the same paragraph to explain why AAMAC's purchase of shares would not affect the number of shares that could be converted by AAMAC stockholders without the Acquisition being prohibited from closing.

The Purchase Agreement, page 82

Vesting of Closing Stock Consideration and Contingent Stock Consideration, page 84

22. We note your use of the defined term "Phantom Stockholder" in the first sentence of the penultimate paragraph on page 84. It does not appear that this term is defined in your filing. Please revise. In this regard, we note that "Phantom Equityholder" is defined in your filing.

Representations and Warranties, page 87

23. Please consolidate your disclosure in the first and second full paragraphs on page 88 to address the affects of your confidential disclosure schedules concurrently with your discussion of the representations and warranties in the Purchase Agreement.

24. In this regard, we note that you have not filed the confidential disclosure schedules you reference in the second full paragraph on page 88 based on your belief that either the schedules do not contain information that is required to be publicly disclosed under the securities laws or the information has otherwise been disclosed already. Please revise your disclosure to state, if accurate, that you have determined that the information contained in the confidential disclosure schedules is not material to an investment decision. Alternatively, please provide all the material information in the confidential disclosure schedules necessary for an investment decision.

25. Also, please provide us with a list briefly identifying the contents of all omitted schedules delivered together with the Purchase Agreement and file that list with Great American Group, Inc.'s registration statement on Form S-4 pursuant to Item

601(b)(2) of Regulation S-K. Further, please file an agreement to furnish us with a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to Great American Group, Inc.'s registration statement on Form S-4.

26. In the first full paragraph on page 88, you state that your description of the representations and warranties, and their reproduction in the copy of the Purchase Agreement as amended and attached to this proxy statement as Annex A and Annex B, are included "solely" to provide investors with information regarding the terms of the Purchase Agreement. Please revise this statement to remove any potential implication that your description of the Purchase Agreement or the Purchase Agreement itself does not constitute public disclosure under the federal securities laws.

Opinion of Financo, Inc., Fiancial Advisor to AAMAC, page 97

27. Please revise this section to provide a clearer and more concise discussion of the analyses performed by Financo, Inc. For each analysis, please expand your disclosure to provide a full discussion of the statistical findings, including how the multiples in each analysis were determined, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. Refer to Item 1015(b)(6) of Regulation M-A. As examples, please address the following:

- Please expand the discussion in the Comparable Company Analysis regarding the bases on which the specific selected companies were chosen for comparison by Financo, Inc. and tell us whether any companies meeting this criteria were excluded from the analysis.

- Please tell us whether any precedent transactions meeting the criteria were excluded from your Comparable Transaction Analysis. Also, please disclose the price per share and the premium paid to shareholders for each transaction considered.

- Please tell us the basis for the selection of the 8.0x to 10.0x terminal value multiple ranges and the 12.0% to 16.0% discount rate and please explain why Financo, Inc. believes that these ranges are the most appropriate indicators.

Unaudited Pro Forma Condensed Combined Financial Data, page 110

28. Please provide us with a detailed analysis of paragraphs 4 and 5 of SFAS 141R
supporting your conclusion that the Purchase Agreement does not result in a business
acquisition or asset acquisition under SFAS 141R. In addition, please provide a
detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 1441R supporting your
determination that AAMAC is the accounting acquiree and not the acquirer.

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements, page 115

1. Description of the Acquisition and Basis of Presentation, page 115

29. With a view towards transparency, please provide a table showing the number of
shares issued/issuable to Great American Group, LLC and AAMAC stockholders
indicating the amount held in escrow, restricted shares available for issuance to
Phantom Equityholders and the Contingent Stock Consideration as well as the
corresponding relative percentage interest in Great American Group, Inc.

30. In addition, please provide a table showing the total consideration to Great American
Group, LLC in the form of cash and stock based upon AAMAC's closing share price
of $9.63 at March 31, 2009, including the components of the gross contingent
consideration payable by year assuming the attainment in that year of annual financial
performance milestones as defined in the merger agreement to be recognized as
compensation expense subsequent to the Acquisition so as to disclose the potential
impact on future earnings.

31. We note the effect of the potential working capital adjustment is not reflected in these
pro forma financial statements. Please expand your disclosure to include a tabular
reconciliation of your calculation of the working capital deficit of $9.9 million.

32. You state in the last paragraph on page 115 that the Acquisition will not be
consummated unless the Warrant Redemption is approved and consummated in
connection with the Acquisition. On page 205 we note the Company will issue up to
61,172,727 shares of common stock assuming no AAMAC stockholders vote against
the Acquisition and may also issue up to 46,025,000 shares of common stock upon
the exercise of the warrants if the Warrant Redemption is not approved. Please
clarify under what scenario(s) these warrants may be exercised and common stock
issued in conjunction with the Acquisition. Please also indicate the exercise price.

2. Pro Form Adjustments and Assumptions, page 116

33. We note adjustment C) reduces paid in capital for the transaction costs incurred.
Please explain why the costs were not charged to expense and in turn accumulated in

retained earnings. In this regard, please tell us what consideration you gave to
paragraph 59 of SFAS 141(R).

34. Please explain your basis for adjustment G) whereby accrued compensation expense
is eliminated from the historical financial statements of Great American Group, LLC
which will be paid at closing or revise as appropriate.

35. Please explain your basis for eliminating the expense for transaction costs in the
historical financial statements of Great American Group, LLC reflected in adjustment
L) or revise accordingly.

36. Generally, the combined company's retained earnings are that of the accounting
acquirer since inception. Please explain your basis for eliminating the members'
equity in adjustment M).

37. We note adjustment Q) gives effect to employment agreements executed in
connection with the transaction. Please expand your disclosure to show the amount
of historical compensation and the amount of compensation provided for in the
agreements to derive the additional amount recognized in the adjustment. In addition,
please tell us if the historical compensation referred to here is in addition to or
separate and distinct from the compensation referred to in adjustment G).

38. We refer to Note N, interest income. It is unclear how you derived this information
or determined the amount to be factually supportable. Please advise or revise.

AAMAC's Management's Discussion and Analysis of Financial Condition…, page 135

Contractual Obligations, page 137

39. Please revise your disclosure under the above referenced subheading to address any
obligations you have pursuant to the Finder's Agreement you entered into with John
Ahn on July 16, 2008, or discuss why you do not believe such disclosure is needed.

Liquidity and Capital Resources, page 137

40. Please revise your Liquidity and Capital Resources discussion to address the known
demands, commitments, events or uncertainties that relate to your entering into the
Purchase Agreement with Great American Group, LLC. Refer to Item 303(a)(1) of
Regulation S-K.

Management of AAMAC, page 142

Executive Officer and Director Compensation, page 145

41. There appears to be inconsistent disclosure regarding when and how you will disclose
executive compensation to your stockholders in relation to your proposed acquisition
of Great American Group, LLC. In the event that members of your management
remain with Great American Group, Inc. after the consummation of an initial business
combination, the sixth sentence under the above subheading indicates that you will
disclose the compensation to be received in a proxy solicitation to your stockholders.
The next sentence, however, indicates that it is unlikely that you will know the
compensation for management of Great American Group, Inc. at the time of a
stockholder meeting held to consider an initial business combination. Considering
that you have filed a preliminary proxy solicitation to your stockholders regarding a
meeting held to consider your proposed initial business combination with Great
American Group, LLC, please revise your disclosure to clearly describe both when
and how you expect to disclose executive compensation to your stockholders.

Great American's Management Discussion and Analysis of Financial…, page 157

Revenues, page 160

42. We note during the three months ended March 31, 2009 compared to the same period
of the prior year that revenues increased $29.1 million while the direct cost of
revenues decreased. We further note the significant increase in amounts payable
under collaborative arrangements. While we understand the direct cost of revenues
would not increase proportionally with increase in revenues, please explain how a
significant increase in revenues does not result in increased costs.

Critical Accounting Policies, page 166

43. We note your disclosure on page F-37 that you consider your estimates related to the
valuation of goods held for sale or auction and obsolescence to be significant. Please
provide your critical accounting policy for such estimates and include a more detailed
description of the valuation methods used. If reasonable likely changes in your
assumptions would have a material effect on your financial condition or operating
performance, disclose this uncertainty. Refer to Rule 33-8350.

Liquidity and Capital Resources, page 170

44. For the year ended December 31, 2008, we note the significant increase in goods held
for sale or auction. Please disclose when the goods are planned to be offered at
auction or for sale.

Executive Compensation, page 174

2008 Compensation Discussion and Analysis, page 175

45. Please expand your executive compensation disclosure to discuss what Great
American Group, LLC's 2008 compensation program is designed to award and why
they chose to pay each element of compensation. Refer to Item 402(b)(1) of
Regulation S-K. Also, please consider including a discussion of any of the remaining
factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors
with material information to understand your compensation policies and decisions
regarding the named executive officers.

Elements of Executive Compensation, page 175

Annual Bonus, page 176

46. You state that the annual bonuses for 2008 were determined at the 2008 Committee's
discretion with the starting point for deliberation being Great American Group, LLC's
financial results compared to its targeted performance. We note that you have not
provided a quantitative discussion of the terms of the necessary targets to be achieved
for your named executive officers to earn the annual bonus. Please tell us why you
have not done so and whether you believe that disclosure of that information would
result in competitive harm such that the information could be excluded under
Instruction 4 to Item 402(b). If disclosure of the performance-related factors would
cause competitive harm, please discuss how difficult it will be for the executive or
how likely it will be for the registrant to achieve the target levels or other factors.
Please also discuss any discretion that may be exercised in granting such awards
absent attainment of the stated performance goal. Please see Instruction 4 to Item
402(b) of Regulation S-K.

47. In this regard, in the first bullet point at the top of page 178, you state that Paul S.
Erickson, Thomas E. Pabst, Mark Naughton, and Scott K. Carpenter were eligible for
an additional discretionary bonus. Footnote 2 on page 179 states that Messrs.
Erickson and Naughton received discretionary bonus payments of $20,000 and
$40,000, respectively. Please revise your disclosure to describe the factors that were
considered in awarding these discretionary bonuses.

Management of the Company Following the Acquisition, page 182

48. We note in your table that Andrew Gumaer is to be Great American Group, Inc.'s
chief executive officer and Mark D. Klein is to be one of Great American Group,
Inc.'s directors. However, on the cover and in the Signatures section of Great
American Group, Inc.'s registration on Form S-4, you indicate that Mr. Klein is the
chief executive officer of Great American Group, Inc. Please revise or advise.

Beneficial Ownership of Securities, page 186

49. Please disclose the natural person, natural persons or the publicly registered company
who exercise the sole or shared voting or dispositive powers with respect to the shares
in the table. Refer to the Division of Corporation Finance's Compliance &
Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

Alternative Asset Management Acquisition Corp. Financial Statements, page F-2

Notes To Financial Statements, page F-8

Recently Issued Pronouncements, page F-12

50. Please clarify whether you have share-based awards that would qualify as
participating securities under EITF 03-6-1.

Great American Group LLC and Subsidiaries Financial Statements, page F-31

Consolidated Balance Sheets, page F-32

51. Please add a note to discuss the nature, amount and terms of amounts payable under
collaborative arrangements.

Consolidated Statements of Operations, page F-33

52. Please state separately the amount of revenue and related costs attributable to services
and to the sale of goods. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-35

53. Please describe the nature of the distributions to noncontrolling interests. Please see
related comment below.

Notes to Consolidated Financial Statements, page F-36

(a) Principles of Consolidation and Basis of Presentation, page F-36

54. We note your disclosure on page 159 that in September 2008 you launched a joint
venture with a real estate investment firm. Please explain how you account for the
joint venture. To the extent material, please add a footnote to the financial statements
disclosing your accounting policy.

(e) Revenue Recognition, page F-38

55. In the fifth paragraph, you state minimum guarantees are initially recorded as advances against customer contracts. Please explain why you have recorded your minimum guarantee liability as an asset. If the amount recorded reflects an advance to the customer of the guaranteed amount prior to auction or sale, please revise your disclosure to clarify. If the total amount guaranteed has not been advanced, please disclose the amount advanced and the carrying amount of the liability representing the estimated fair value of your obligation to perform under your auction guarantees and the line item within the financial statements where you have recorded this amount. Further, please indicate if your financial exposure under these auction guarantees is reduced as a result of a risk sharing arrangement with an unaffiliated partner and when the property related to such auction guarantees is being offered at auctions. Refer to FIN 45, paragraph 13.

56. We note in the first paragraph on page F-39 your disclosure that revenues from collaborative arrangements are recorded net based on the proceeds received from the liquidation engagement. Your policy here does not appear to be consistent with your disclosure in Management's Discussion and Analysis of Financial Conditions and Results of Operations, Sources of Revenue, wherein you state that where you have a majority share of the risk and rewards, the amount recorded is equal to all proceeds received from the liquidation engagement. Please revise as appropriate to clarify.

57. In the second paragraph on page F-39, you state you record as revenue the net profit on the sale of items you own. Please tell us how you determined it was appropriate to record the sale of items for which you hold title, net.

(i) Share-Based Compensation, page F-40

58. Please disclose the form of the member interests granted. If the interest granted is not a unit but a percentage interest, disclose how that percentage interest is determined at the date of grant.

(u) Recent Accounting Pronouncements, page F-45

59. Please disclose the impact of SFAS 160. Refer to SAB Topic 11M.

(4) Accounts Receivable, page F-47

60. We note the Factor charges fees on advances and interest on the net uncollected outstanding balance of the receivables purchased. For accounts sold to the Factor, please disclose when payment is due to you from the Factor. Please also tell us and disclose if the Factor may offset the reserve at the end of the contract term for amounts not collected and if the amounts due from factor represent the reserve less

amounts payable by you for fees and interest. If amount due from factor is net, please advise us of your basis for netting under FIN 39.

(9) Revolving Credit Facilities, page F-53

61. Please expand your disclosure to indicate the nature of the existing violations and the waiver period. Refer to Rule 4-08(c) of Regulation S-X.

(13) Members' Equity, page F-57

62. Please explain your references to the member interest held in Great American Group, LLC subsidiaries as noncontrolling member interests. In this regard, we note you have identified the noncontrolling member interests on the face of the balance sheet and distributions within the statement of cash flows, however, you have determined your repurchase obligation of those members' interest to be compensatory. Please clarify if these members interest' are ownership interest or otherwise. Please tell us what consideration you gave to SFAS 160 and ARB 51.

Registration Statement on Form S-4

General

63. Please address the above comments regarding Alternative Asset Management Acquisition Corp.'s preliminary proxy statement on Schedule 14A to the extent they are applicable to your registration statement on Form S-4.

Part II – Information Not Required in Prospectus, page II-1

Signatures, page II-7

64. It appears that Great American Group, Inc. was not yet in existence at the time that the registration statement was filed with us but will be a party to a consolidation involving two or more existing corporations. If true, each existing corporation shall be deemed a registrant and shall be so designated on the cover page of this Form S-4 and the registration statement shall be signed by each existing corporation and by the officers and directors of each existing corporation as if each existing corporation were the registrant. Please revise or advise. Refer to Instruction 3 of the Signatures section on Form S-4.

Exhibit 21

65. Please revise your exhibit to include the applicable state of incorporation of the listed subsidiary.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the companies and their management are in possession of all facts relating to each company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments or the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or in his
absence, Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions
regarding comments on the financial statements and related matters. Please contact Chris
Chase, Attorney-Advisor, at (202) 551-3485, John Fieldsend, Attorney-Advisor, at (202)
551-3343 or me at with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP

        Robert R. Carlson, Esq.
        Paul, Hastings, Janofsky & Walker LLP

        David Miller, Esq.
        Graubard Miller
        Via Facsimile